Ratio of earnings to fixed charges

Ratio of earnings to fixed charges - Bank

in	6M09	2008		2007	2006	2005	2004	[1]

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	2,750	(15,839)		12,165	12,820	6,227	6,335

Income from investments in associates	(10)	98		(200)	(114)	(271)	(130)

Pre-tax earnings/(loss) from continuing operations	2,740	(15,741)		11,965	12,706	5,956	6,205

Fixed charges:
Interest expense	11,328	39,189		53,994	43,421	28,818	18,358

Interest portion of rentals [2]	276	543		551	551	520	519

Preferred dividend requirements	67	60		0	0	0	0

Total fixed charges	11,671	39,792		54,545	43,972	29,338	18,877

Pre-tax earnings before fixed charges	14,411	24,051		66,510	56,678	35,294	25,082

Noncontrolling interests	(1,771)	(3,379)		5,013	3,620	2,064	1,113

Earnings before fixed charges and provision for income taxes	16,182	27,430		61,497	53,058	33,230	23,969

Ratio of earnings to fixed charges	1.39	0.69	[3]	1.13	1.21	1.13	1.27

1 Based on the combined statements of operations of Credit Suisse, which represent the combined statements of operations of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse). 2 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 3 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,362 million for the year ended December 31, 2008.